Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries SE

ARBN 097 829 895

Three Months Ended 30 June 2012
Key Information	Three Months Ended 30 June
	2012 US$M		2011 US$M		Movement
Net Sales From Ordinary Activities		339.7		313.6	Up	8%
Profit From Ordinary Activities After Tax Attributable to Shareholders		68.5		1.0	Up	—
Net Profit Attributable to Shareholders		68.5		1.0	Up	—
Net Tangible Assets (Liabilities) per Ordinary Share	US$	0.06	US$	(1.03)	Up	—

Dividend Information

•	An ordinary dividend of US38.0 cents per security was paid to share/CUFS holders on 23 July 2012.

Movements in Controlled Entities during the three months ended 30 June 2012

•	There were no movements in controlled entities during the three months ended 30 June 2012.

Review

The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter Ended 30 June 2012

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2012 Annual Report which can be found on the company website at www.jameshardie.com.